Exhibit 14.1

Mallinckrodt plc

Corporate Governance Guidelines

The Board of Directors has adopted these Guidelines in order to reflect the Company’s commitment to good corporate governance. The Board believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout an organization, and governance at Mallinckrodt is intended to achieve both. The Board also believes that good governance ultimately depends on the quality of an organization’s leadership, and it is committed to recruiting and retaining directors and officers of proven leadership ability and personal integrity.

Role of the Board of Directors

1. Board Responsibilities. The Board of Directors oversees the management of the Company’s business in the best interests of the shareholders, consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and oversees top management. The Board, together with management, sets the Company’s strategic direction, reviews financial and business objectives, and establishes a high ethical tone for the management and leadership of the Company. In addition to its general oversight of management, the Board, either itself or through its Committees, performs a number of specific functions, including:

(a)	reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

(b)	appraising the risks facing the Company and reviewing the Company’s risk management and control procedures;

(c)	selecting, evaluating and setting the compensation of the Chief Executive Officer and other senior executives;

(d)	succession planning with respect to the Chief Executive Officer position and other senior executive officer positions;

(e)	seeing that procedures are in place to set an ethical “tone at the top;” such procedures should promote compliance with laws and regulations and integrity and transparency in all financial reporting and public disclosures; and

(f)	recommending candidates for election to the Board.

Composition and Selection of the Board

2. Board Size. Given the size and breadth of the Company’s business and the need for diversity of views, the size of the Board should be in the range of nine to thirteen directors. The Nominating and Governance Committee periodically reviews and makes recommendations to the Board regarding the most effective size for the Company.

3. Director Independence. The Board shall consist of a substantial majority of independent directors. An “independent” director is a director who meets the independence requirements of the New York Stock Exchange, as determined by the Board. The Board considers all relevant facts and circumstances in making decisions regarding the independence of individual Directors. To assist it in making such determinations, the Board has established Director Independence Guidelines. The Guidelines are attached as Exhibit A to these Corporate Governance Guidelines.

4. Board Nomination Process. The Nominating and Governance Committee is responsible for developing the general criteria, subject to approval by the full Board, for use in identifying, evaluating and selecting qualified candidates for election or re-election to the Board. The Nominating and Governance Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. Final approval of Director candidates is determined by the full Board, and invitations to join the Board are extended by the Chairman of the Board on behalf of the entire Board.

As part of its selection process, the Nominating and Governance Committee considers candidates from many sources, including Company shareholders. Shareholders wishing to recommend a director candidate for election to the Board may do so by sending the candidate’s name, biographical information and qualifications to the Chair of the Nominating and Governance Committee care of the Corporate Secretary at the Company’s registered office. All director nominations should be made in accordance with our Articles of Association, which are published on our website.

5. Board Selection Criteria. Directors are selected on the basis of talent and experience. The Company seeks a Board with a diversity of background among its members. In furtherance of this objective, the Board has adopted the following guidelines:

•	directors should be individuals of the highest ethical character and integrity;

•

directors should have demonstrated management ability at senior levels in successful organizations, including as the chief executive officer of a public company or as the leader of a large, multifaceted organization, including government, educational and other non-profit organizations;

•

each director should have the ability to provide wise, informed and thoughtful counsel to senior management on a range of issues and be able to express independent opinions, while at the same time working as a member of a team;

•	directors should be free from any conflict of interest or business or personal relationship that would interfere with the duty of loyalty owed to the Company; and

•	directors should be independent of any particular constituency and be able to represent all shareholders of the Company.

6. Majority Voting. Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at the annual meeting and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board.

7. Chairman and Lead Director. The Board does not have a firm policy as to whether the position of the Chairman and the position of the Chief Executive Officer should be separate. Rather, the Board believes it should retain the flexibility to decide what is in the best interest of the Company at any point in time. While, as a general practice, combining these positions can bolster an effective and efficient leadership structure, separating the positions during a period of Company transition, for example, might be appropriate.

In the event the position of Chairman of the Board is held by the Chief Executive Officer or another non-independent director, an independent Lead Director will be appointed by the independent directors. The Board of Directors, in conjunction with the Nominating and Governance Committee, reviews the role and designation of Lead Director annually. The Board believes that in the absence of an independent Chairman, an independent Lead Director is an integral part of a governance structure that promotes strong, independent oversight of the Company’s management and affairs. The designation of an independent Lead Director is not intended to inhibit communication among the directors or between any director and the Chairman. The responsibilities of the Chairman and of a Lead Director, if applicable, are set forth on Exhibit B to these Corporate Governance Guidelines. In the event the Board is served by a Lead Director, rather than an independent Chairman, the specific roles and responsibilities ascribed to the Chairman throughout these Corporate Governance Guidelines shall apply instead to the Lead Director.

8. Change in Director Occupation. When a director’s principal occupation or business association changes substantially during his or her tenure as a director, that director shall offer to resign from the Board. The Board will review the continued appropriateness of Board membership in light of such change.

9. Former CEO as a Director. When the Chief Executive Officer resigns or retires, he or she also shall resign from the Board unless the Board determines that his or her continued service as a director is in the best interests of the Company and the shareholders.

10. Retirement. No person may stand for election as a director after reaching age 72.

11. Compensation of the Board. It is the general policy of the Board that Board compensation should consist of a mix of cash and equity-based compensation. The Nominating and Governance Committee has the responsibility for recommending to the full Board the compensation and benefits for non-employee directors, and periodically reviews trends and developments in director compensation. Directors who are employees of the Company are not paid for service on the Board in addition to their regular employee compensation.

12. Board Stock Ownership Requirements. All non-employee directors are required to hold at least 10,750 Mallinckrodt plc shares. Directors have five years from their election to attain this ownership threshold.

13. Service as a Director on Other Public Company Boards. A director should consult with the Chairman of the Board and the Lead Director, if applicable, prior to accepting an invitation to serve on the Board of Directors of another public company. Directors may not serve on more than four public company boards of directors (including Mallinckrodt). If a director is also the CEO of a public company, that director may not serve on more than three public boards (including Mallinckrodt). Service on the boards of subsidiary companies, private companies and non-profit organizations is not included in this calculation. Moreover, if a director sits on several mutual fund boards within the same fund family, it will count as one board for purposes of this calculation.

Board Operation – Functions

14. Setting Board Schedule and Meeting Agenda. The Board has six regularly scheduled meetings per year. Additional Board meetings may be called as needed. The Chairman of the Board, in consultation with the Chief Executive Officer (if the positions are separate), is responsible for establishing the agenda for Board meetings. If the position of Chairman of the Board and Chief Executive Officer are combined, the Chairman shall establish the agenda, subject to approval by the Lead Director. Individual directors are encouraged to recommend items to be included on the agenda. Certain items necessary for appropriate Board oversight must appear periodically on the agenda, such as annual budgets and regular presentations from finance and the major business segments of the Company.

15. Strategic Planning. The Board annually reviews the Company’s long-term strategic plan and the fundamental business and financial issues that the Company expects to face in the future.

16. Meeting Materials. Information that is important to the Board’s understanding of the business to be conducted at a Board meeting is provided to directors sufficiently in advance of the meeting to allow directors to prepare for discussion of the items at the meeting. Under normal circumstances, materials are distributed at least five days in advance of a regularly scheduled meeting.

17. Director Attendance at Board, Committee and Annual Meetings. Directors are expected to attend Board meetings (and meetings of the Committees on which they serve) and to spend the time necessary to prepare for those meetings. Meetings should include presentations by management and, when appropriate, outside advisors, as well as sufficient time for full and open discussion. It is also expected that directors will attend the annual meeting of shareholders.

18. Board Access to Company Employees. The Board has complete access to contact and meet with any Company employee, and directors are encouraged to visit Company operations and facilities and meet with local management. The Corporate Secretary shall, if requested, assist in arranging and facilitating such site visits. In addition, from time to time, Company officers and key employees are invited to attend meetings and make presentations to the Board. The Board also encourages the Chief Executive Officer to bring into Board meetings (a) senior managers who may provide additional insight into items on the agenda for a particular meeting and (b) individuals with strong future potential to whom the Board should be exposed.

19. Meetings of Non-Employee Directors. Non-employee directors meet in executive session, without members of management present, at each regularly scheduled Board meeting and at such other times as may be deemed appropriate. These meetings shall be led by the Chairman of the Board. If the position of Chairman of the Board and Chief Executive Officer are combined, these meetings shall be led by the Lead Director. At least one such meeting each year shall be limited to “independent directors” as defined by the rules of the NYSE, if different from “non-employee” directors. Other than the meeting limited to independent directors, these executive sessions may include a discussion with the Chief Executive Officer.

20. Director Orientation and Continuing Education. The Company maintains an orientation program for new directors. All new directors receive written materials and meet in one-on-one sessions with members of senior management to familiarize new directors with the Company’s business operations, strategic plans, significant financial, accounting, and legal issues, and compliance programs. Existing directors also are welcome to participate in the orientation program at any time.

Existing directors are encouraged to participate in the Company’s continuing education program. The Company’s continuing education program consists of three elements: periodic visits to Company facilities; periodic training regarding the Company’s Guide to Business Conduct and other policies and practices relevant to the Company’s operations; and participation in seminars and conferences sponsored by third parties.

21. Board Access to Independent Advisors. The Board and Board Committees have the power to retain independent legal, financial or other advisors as they may deem necessary in carrying out their respective duties. The Company shall provide sufficient funds to compensate any advisors retained by the Board or a Committee.

22. Board Communication with Third Parties. The Board believes that management speaks for the Company. Individual Board members may, from time to time, communicate with various constituencies that are involved with the Company – such as investors, customers and the news media. However, it is expected that any such communication would be made after appropriate consultation with management.

Committees of the Board

23. Number and Structure. The Board has established the following Committees to assist it in discharging its responsibilities: Audit; Compensation and Human Resources; Compliance; Nominating and Governance. The Board may establish additional committees from time to time as it deems appropriate. Each of the Audit, Compensation and Human Resources, and Nominating and Governance Committees shall be composed entirely of independent directors and a majority of directors serving on the Compliance Committee shall be independent.

Each Committee has a written charter, approved by the Board, which describes the Committee’s general authority and responsibilities. The Committee charters are available on the Company’s website. Each Committee undertakes an annual review of its charter and its performance, and will work with the Nominating and Governance Committee and the Board to make appropriate revisions to its charter.

24. Assignment and Length of Service of Committee Members. The members and Chairs of the Committees are appointed annually by the Board upon the recommendation of the Nominating and Governance Committee. The Nominating and Governance Committee annually reviews the Committee structure and membership and it is expected that Committee membership will rotate from time to time among Board members.

25. Frequency and Length of Meetings and Committee Agendas. The Committee Chair, in consultation with the Chairman of the Board, the other Committee members and appropriate members of management, develops the agendas for and determines the frequency and length of Committee meetings. Each Committee meets in executive sessions from time to time as may be required or as requested by any member. Committee Chairs make regular reports to the full Board with respect to the Committees’ activities. In addition, the agendas and meeting minutes of the Committees are shared with the full Board, and other Board members are welcome to attend Committee meetings.

Other Board Processes

26. Board and Committee Self-Evaluation. The Nominating and Governance Committee annually oversees an assessment of the Board’s performance. The assessment includes a review of areas in which the Board or management believes that the Board may make a further contribution to the governance of the Company. The purpose of the review is to improve the performance of the Board as a unit. The Nominating and Governance Committee utilizes the results of the Board evaluation process in assessing and determining the characteristics and critical skills required of candidates for election to the Board. In addition, the Nominating and Governance Committee annually leads each Committee in a similar review and evaluation of its performance and effectiveness.

27. Succession Planning and Management Development Review. The Nominating and Governance Committee oversees the Company’s succession planning and management development process. In that regard, the Nominating and Governance Committee reviews annually with the full Board the succession planning process for the Chief Executive Officer position.

In addition, the Chairman or the Lead Director, if applicable, and Chief Executive Officer annually reviews the succession planning process and management development process with respect to the Company’s other senior executives with the Nominating and Governance Committee. The full Board is invited to attend this annual review.

28. Officer Stock Ownership Requirements. The CEO shall own Company stock with a market value of at least five times his or her annual base salary. Other executive officers, depending on seniority, shall own Company stock with a market value between one and three times their annual base salaries. Until the required ownership level is achieved, the CEO and other executive officers will be required to retain at least fifty percent (50%) of net profit shares. Net profit shares are shares remaining after payment of the exercise price, if applicable, and taxes upon exercise of stock options, vesting or restricted stock, and earn-out of performance shares.

29. CEO Performance Review and Compensation. The Compensation and Human Resources Committee annually approves the goals and objectives for compensating the Chief Executive Officer. The Committee, in conjunction with the Chairman of the Board, or Lead Director (if the position of CEO is combined with the Chairman of the Board), evaluates the Chief Executive Officer’s performance in light of these goals before setting his or her salary, bonus and other incentive compensation. Such evaluation includes measurable performance objectives established by the Chief Executive Officer and approved by the Committee. The Chair of the Compensation and Human Resources Committee, in conjunction with the Chairman of the Board or the Lead Director, if applicable, shall review annually with the full Board the Committee’s evaluation of the performance of the Chief Executive Officer.

30. Recoupment of Executive Compensation. The Company shall have a policy, approved by the Board of Directors, providing for the recoupment of certain incentive compensation paid to executive officers in the event the Company is required to restate its financial statements due to material non-compliance with financial reporting requirements.

31. Ethics and Conflicts of Interest. It is the responsibility of each director, officer and employee to act ethically and with the highest standards of honesty and integrity. These responsibilities are elaborated in the Company’s Guide to Business Conduct. The Guide to Business Conduct is reviewed annually by all directors, officers and employees, and they affirm in writing that they understand the Guide and are fully in compliance with it.

32. Communication with Directors. The Audit Committee and the independent directors have established the following procedures to enable anyone who has a concern about the Company’s conduct, compliance with any policy or law or a complaint relating to the Company’s accounting, internal controls or auditing matters, to communicate that concern to the Chairman of the Board or Lead Director, if applicable, the independent directors or to the Audit Committee. Such communications may be confidential or anonymous, and may be sent via email to board.directors@Mallinckrodt.com, or submitted in writing to a special address or by phone to a toll-free number, both of which are published on the Company’s website. All such communications shall be reviewed promptly by the Office of the General Counsel. Any significant concerns relating to accounting, internal controls or auditing matters shall be sent immediately to the Chair of the Audit Committee, while all other such concerns are reported to the Audit Committee regularly. All concerns will be addressed by the Office of the General Counsel as necessary, unless otherwise instructed by the Audit Committee or the Chairman of the Board. The status of all outstanding concerns addressed to the Chairman of the Board, the independent directors or the Audit Committee will be reported to the Chairman of the Board and the Chair of the Audit Committee on a quarterly basis. The Chairman of the Board or the Audit Committee may determine that certain matters should be presented to the full Board and may direct the retention of outside counsel or other advisors in connection with any concern addressed to them. The Company’s Guide to Business Conduct prohibits any employee from retaliating against anyone for raising or helping to resolve an integrity question.

33. Annual Review of Guidelines. These Guidelines are reviewed annually by the Nominating and Governance Committee and may be amended by the Board from time to time.

Adopted: May 24, 2013

Exhibit A

Mallinckrodt plc

Director Independence Guidelines

As contemplated under the applicable standards of the New York Stock Exchange, the Company has adopted the following Guidelines to assist it in making determinations regarding director independence.

1. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making such determinations, the Board will broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director’s relationship with the Company, the Board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. Other than the relationships described in paragraph 3 below, a relationship generally will not be deemed to be a material relationship if the relationship is at arm’s length, does not conflict with the interests of the Company and would not impair the director’s independence or judgment.

2. In affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:

(a)	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

(b)	whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

3. The following specific business relationships preclude a director from being considered independent. Accordingly, a director will not be independent if:

(a)	the director is, or has been within the last three years, employed by, or an immediate family member of the director is, or has been an executive officer of the Company;;

(b)

the director or an immediate family member of the director has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service (compensation received by an immediate family member for service as an employee of the Company, other than as an executive officer, is not included for purposes of this determination);

(c)	the director or an immediate family member is, or has been, within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serve or served on that company’s compensation committee;

(d)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount, in any of the last three fiscal years, exceed the greater of $1 million, or 2% of the other company’s consolidated gross revenues; or

(e)	the director is currently employed by or is a partner of, or has an immediate family member who is currently a partner of, the Company’s external auditor; or the director has an immediate family member who is currently employed by the Company’s external auditor and who personally works on the Company’s audit; or the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of the Company’s external auditor and personally worked on the Company’s audit within that time.

4. The Board recognizes that the relationship between the Company and a charitable organization with which a director is affiliated could be deemed to be a material relationship. Accordingly, a director will not be independent if the director or his or her spouse serves as an executive officer, director or trustee of a charitable organization and the Company’s contributions to the organization in any single fiscal year within the last three years exceed the greater of $1 million or 2% of such organization’s total charitable receipts during such year. The Company’s matching of employee charitable contributions will not be included in calculating the amount of the Company’s contributions for this purpose.

Each independent director is expected to notify the Chair of the Nominating and Governance Committee, as soon as reasonably practicable, of changes in his or her personal circumstances that may affect the Board’s evaluation of his or her independence.

Exhibit B

Mallinckrodt plc

Chairman of the Board and Lead Director

Roles and Responsibilities

Chairman of the Board

The Chairman of the Board provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In discharging his or her duties, the Chairman of the Board (whether such position is combined with the CEO or held separately by an independent director):

•	presides at meetings of the Board of Directors and shareholders;

•	establishes processes to assist the Board in the efficient discharge of its duties;

•	organizes and presents agendas for Board meetings, in consultation with the CEO or the Lead Director, as applicable, Committee Chairs, and directors.;

•	facilitates the proper flow of information to the Board and works to see that meetings are efficient and informative;

•	works with the Nominating and Governance Committee to develop processes for structuring Committees and overseeing their functions, including assignments of Committee members and Chairs;

•	works with the Nominating and Governance Committee to develop processes for management development and succession planning for senior executives; and

•	performs such other duties as may be properly requested by the Board.

Lead Director

The Lead Director works with the Chairman and Chief Executive Officer and other Board members to provide strong, independent oversight of the Company’s management and affairs. The responsibilities of the Lead Director include:

•	presiding at all meetings of the Board of Directors when the Chairman is not present;

•	convening meetings of the independent directors, including executive sessions of the independent directors held in conjunction with each regularly scheduled Board meeting;

•	serving as the principal liaison between the Chairman and the independent directors, including with respect to matters arising in executive sessions of the independent directors;

•	working with the Chairman and the Nominating and Governance Committee to establish processes to assist the Board in the efficient discharge of its duties;

•	approving Board meeting agendas as well as the quality, quantity and timeliness of information sent to the Board;

•	approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	recommending to the Chairman the retention of outside advisors, as appropriate, who report directly to the Board on board-wide matters;

•	if requested by shareholders, the Lead Director is available, when appropriate, for consultation and direct communication; and

•	performing such other duties as may be properly requested by the Board.